Filed by First Mid Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Two Rivers Financial Group, Inc.

First Mid Bancshares, Inc. Exchange Act File No.: 001-36434

December 11, 2025

Dear Two Rivers Bank & Trust Customer:

We are pleased to announce that First Mid Bancshares, Inc., holding company for First Mid Bank & Trust, N.A., will acquire Two Rivers Financial Group, Inc., holding company for Two Rivers Bank & Trust. After working together over the past several months toward our ultimate goal of continuing our strong ties and responsibility to the communities we serve, Two Rivers Financial Group, Inc. hand selected First Mid to expand its services and network in order to best serve our customers, now and in the future.

In today’s economic environment, it is essential for community banks to join together, building a stronger, larger, more diverse institution. Two Rivers Bank & Trust is moving forward with this opportunity to partner with a like-minded bank to allow us to be better equipped to handle the pressures that come with regulatory guidelines, risk management demands, and technology advancements. It also gives us the geographic diversity we need to provide more lending solutions and a wider range of products and services that best fit your financial needs, including agricultural services, wealth management, and insurance. We believe the combining of our companies, with extremely similar cultures and commitment to our communities, will provide our customers with greater opportunities.

Contingent upon regulatory and other required approvals, this transaction is expected to be completed in early 2026, with a merger of the banks in the summer of 2026. As we move closer to the combining of our banks, you will receive additional information about the services provided by First Mid Bank & Trust and any changes that might affect you.

Until the transaction is complete, it is business as usual at all our Two Rivers Bank & Trust locations. You should continue to use your existing checks, debit/ATM cards, mobile and online banking, etc., as you normally do. Rest assured you will continue to receive the highest level of service in our local branches, now and in the future.

We’re excited about this next chapter as Two Rivers Bank & Trust joins First Mid Bank & Trust. Both organizations share a strong commitment to serving customers and communities with exceptional service and professionalism. This transition means you’ll have access to an even broader range of financial solutions, expanded brokerage and retirement services, and a larger network of branches and ATMs across Illinois, Missouri, Wisconsin, and Iowa. Because the Two Rivers branch network complements First Mid’s footprint, we anticipate that all current branch locations will remain open.

Your partnership and trust are very important, and we value the strong banking relationship we’ve built together. We remain committed to supporting your goals with personalized service and care. As we get closer to the merger closing date, more information will be available to you. If you have any questions about your accounts, you can always call Two Rivers Bank & Trust at (888) 226-6063 or stop by one of our local branches. You may also follow the most up-to-date information about the transition process online at https://www.tworivers.bank.

Sincerely,

Frank J. Delaney	Shane Zimmerman	Joseph R. Dively
Chairman, Interim President & CEO	President & CEO	Chairman & CEO
Two Rivers Financial Group, Inc.	Two Rivers Bank & Trust	First Mid Bancshares, Inc.

Member FDIC

Forward Looking Statements

This document may contain certain forward-looking statements about First Mid and Two Rivers, such as discussions of First Mid’s and Two Rivers’ pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and Two Rivers, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and Two Rivers will not be realized or will not be realized within the expected time period; the risk that integration of the operations of Two Rivers with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to satisfy conditions to completion of the proposed transactions, including failure to obtain the required regulatory, shareholder and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the proposed transactions on customer relationships and operating results; the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and Two Rivers; legislative and/or regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and Two Rivers’ loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and Two Rivers; accounting principles, policies and guidelines; the ability to complete the proposed transactions or any of the other foregoing risks. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information

First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Two Rivers that also constitutes a prospectus of First Mid, which will be sent to the shareholders of Two Rivers. Investors in Two Rivers are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov. These documents also can be obtained free of charge by accessing First Mid’s website at www.firstmid.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, when available, these documents can be obtained free of charge from First Mid upon written request to First Mid Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or from Two Rivers upon written request to Two Rivers Financial Group, Inc., 222 North Main, Burlington, IA 52601, Attention: Frank J. Delaney, Chair & Interim CEO. A final proxy statement/prospectus will be mailed to the shareholders of Two Rivers.

Participants in the Solicitation

First Mid and Two Rivers, and certain of their respective directors, executive officers and other members of management and employees, are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 18, 2025. These documents can be obtained free of charge from the sources provided above. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.